EXHIBIT 28

Meilee Smythe                                                      Embargo until
Senior Vice President - Treasurer                             8:00 a.m. (E.D.T.)
602/ 207-2664


              THESE ARE THE EARNINGS FOR FINOVA CAPITAL CORPORATION
               THE PRINCIPAL SUBSIDIARY OF THE FINOVA GROUP, INC.
                 WHOSE EARNINGS WERE RELEASED OCTOBER 13, 1998

                           FINOVA CAPITAL CORPORATION

               Announces 23% Increase in Third Quarter Net Income

PHOENIX, ARIZ., OCT. 14, 1998 -- FINOVA CAPITAL CORPORATION, the principal subsidiary of the FINOVA Group, Inc., today reported net income of $44.1 million for the third quarter of 1998 compared to net income of $35.9 million in the third quarter of 1997, a 23% increase in net income.

Net income for the first nine months of 1998 was $126.1 million compared to net income of $103.4 million for the first nine months of 1997, a 22% increase in net income.

"During this turbulent period for many financial services companies, I am pleased with FINOVA's continued strong performance, which primarily was driven by the growth in interest margins coupled with our disciplined cost control," said FINOVA Chairman & CEO Sam Eichenfield. Eichenfield went on to say, "we generated record new business during the quarter that resulted in substantial portfolio growth, while maintaining high portfolio quality and ample reserve coverage."

New business for the third quarter of 1998 was $2.9 billion, consisting of $1.3 billion new leases and loans and $1.6 billion of fee based volume, compared to total new business of $1.7 billion for the third quarter of 1997. For the first nine months of 1998, new business totaled $8.1 billion compared to $5.0 billion for the equivalent 1997 period. As a result, managed assets grew by 17% over the last twelve months to $9.9 billion at Sept. 30, 1998. This new business was added while maintaining the backlog at $2.2 billion, a level 37% higher than at Sept. 30, 1997.

Annualized operating margins as a percentage of average earning assets were 6.4% and 6.5%, respectively for the third quarter and first nine months of 1998 compared to 6.1% and 6.0% for the respective 1997 periods. Operating margins grew by 20% in the third quarter of 1998 to $137.4 million and by 23% to $401.5 million for the nine months of 1998.

 "Portfolio quality, which is extremely important to us at FINOVA, continues to be maintained with nonaccruing assets running at 2% of managed assets," Eichenfield added. Net write-offs for the quarter and year-to-date periods of 1998 were $9.9 million and $36.9 million, respectively, compared to $13.9 million and $29.2 million for the equivalent three- and nine-month periods of 1997. Reserves for credit losses remained at 2% of managed assets and were 93.9% of nonaccruing assets at Sept. 30, 1998. Loss provisions to cover write-offs and the portfolio growth were $19 million in the third quarter of 1998 compared to $22 million for the comparable 1997 period.

Net gains on sale of assets for the third quarter of 1998 totaled $13.4 million versus $8.7 million for the comparable 1997 period and included the traditional gains from the sale of residuals and other assets plus gains from the sale of loans via the Commercial Mortgage Backed Securities (CMBS) market. Total gains recorded more than offset losses of $12 million realized from the shorting of treasuries used to hedge the CMBS portfolio. "We have put into place committed programs to successfully place Realty Capital transactions, which we can elect to use, at our discretion, to help provide alternatives should turbulence continue in the traditional CMBS market place," Eichenfield said.

Operating expenses for the quarter and first nine months of 1998 were $61.1 million and $175.8 million, respectively, compared to $44.8 million and $137.3 million for the equivalent 1997 periods. The 1998 periods included expenses related to FRC, acquired in the fourth quarter of 1997, which typically run higher than FINOVA's traditional commercial finance businesses. Operating expenses, as a percentage of operating margins were 44.5% and 43.8% for the third quarter and first nine months of 1998 compared to 39.3% and 42.0% for the comparable 1997 periods. Excluding the expenses related to FRC, FINOVA's operating expense ratio would have been 40.7% and 40.9% for the third quarter and nine months ended Sept. 30, 1998, respectively. "A significant portion of our new loan and lease business --45%-- was added in September, and therefore, did not result in any profit contribution," Eichenfield noted.

Income taxes were higher in the 1998 periods, due to the increase in pre-tax income as well as to the realization of certain tax credits in the 1997 periods.

FINOVA Capital Corporation is one of the nation's leading financial services companies focused on providing a broad range of capital solutions primarily to midsize business. FINOVA is headquartered in Phoenix with business development offices throughout the U.S. and in London, U.K., and Toronto, Canada.


                                       ###

                           FINOVA Capital Corporation
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                             (Dollars in Thousands)

                                                   Quarter Ended             Nine Months Ended
                                                   September 30,               September 30,
                                               -----------------------     -----------------------
                                                  1998         1997          1998           1997
                                               ---------     ---------     ---------     ---------
Interest earned from financing transactions    $ 232,835     $ 197,557     $ 654,770     $ 571,843
Operating lease income                            24,019        30,253        88,107        85,164
Interest expense                                (122,235)     (105,592)     (347,794)     (304,647)
Operating lease depreciation                     (13,875)      (17,727)      (51,540)      (51,786)
                                               ---------     ---------     ---------     ---------
Interest margins earned                          120,744       104,491       343,543       300,574
Volume-based fee income                           16,687         9,546        57,946        25,913
                                               ---------     ---------     ---------     ---------
Operating margin                                 137,431       114,037       401,489       326,487
Provision for credit losses                      (19,000)      (22,000)      (44,500)      (48,300)
Gains on disposal of assets                       13,438         8,706        24,243        22,407
Selling, administrative and other operating
expenses                                         (61,097)      (44,773)     (175,834)     (137,263)
                                               ---------     ---------     ---------     ---------
Income before income taxes                        70,772        55,970       205,398       163,331
Income taxes                                     (26,694)      (20,103)      (79,317)      (59,954)
                                               =========     =========     =========     =========
Net Income                                     $  44,078     $  35,867     $ 126,081     $ 103,377
                                               =========     =========     =========     =========

                           FINOVA Capital Corporation
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                                                  As of
                                                      As of September 30        December 31
                                                  -------------------------     -----------
FINANCIAL POSITION:                                 1998            1997          1997
                                                  ----------     ----------     ----------
Ending funds employed (EFE)                       $9,392,529     $8,075,600     $8,399,456
Securitizations and participations sold (2)          516,019        373,737        457,967
                                                  ----------     ----------     ----------
  Total managed assets                             9,908,548      8,449,337      8,857,423
Reserve for credit losses                            187,161        167,754        177,088
Nonaccruing assets                                   199,367        173,390        187,356
Nonaccruing assets as  % of managed assets (4)           2.0%           2.1%           2.1%
Reserve for credit losses as a % of:
  Ending managed assets (4)(5)                           2.0%           2.0%           2.0%
  Nonaccruing assets                                    93.9%          96.7%          94.5%
Total debt                                        $7,891,283     $6,502,512     $6,764,581
Shareowner's equity                                1,326,776      1,150,478      1,260,068
Backlog                                            2,189,168      1,601,334      1,601,218
Total debt to equity                                   5.95x          5.65x          5.37x

                                           For the Quarter Ended       For the Nine Months Ended
                                                September 30,                 September 30,
                                         -------------------------     -------------------------
PERFORMANCE HIGHLIGHTS:                     1998           1997           1998           1997
                                         ----------     ----------     ----------     ----------
Average managed assets                   $9,595,407     $8,234,743     $9,219,449     $7,989,202
Average earning assets (3)                8,628,830      7,456,595      8,285,807      7,208,380
New business                              1,294,649        747,852      2,740,462      2,310,722
Fee-based volume                          1,635,697        994,235      5,400,311      2,671,908
Net write-offs                                9,943         13,941         36,930         29,165
Net write-offs (annualized) as a % of
average managed assets (4)                     0.42%          0.68%          0.54%          0.49%
Operating margin (annualized) as
 a % of average earning assets                 6.37%          6.12%          6.46%          6.04%
Interest margins earned
 (annualized) as a % of average
 earning assets                                5.60%          5.61%          5.53%          5.56%
Selling, administrative and other
 operating expenses as a % of
 operating margin                             44.46%         39.26%         43.80%         42.04%

----------

(1)  Averages for the periods presented are based on month-end balances.
(2) Securitizations are assets sold under securitization agreements and managed by the Company.
(3) Average earning assets equal average funds employed less average deferred taxes on leveraged leases and average nonaccruing assets.
(4) Excludes participations sold in which the Company has transferred credit risk.
(5)  Excludes financing contracts held for sale.